FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting      2. Issuer Name and                       3. IRS or Social    4. Statement    5. If Amendment,
   Person                                Ticker or Trading                        Security            for             Date of
                                         Symbol                                   Number of           Month/Year      Original
                                                                                  Reporting Person                    (Month/Year)
                                                                                  (Voluntary)

Simmons, Laurence E.                     Zions Bancorporation                                         04-29-2003
One South Main, Suite 1134               (ZION)
Salt Lake City, UT  84111

6. Relationship of Reporting Person to Issuer (Check all applicable)

[X]Director [ ]10% Owner [ ]Officer (give title below) [ ]Other (specify below)


7. Individual or Joint/Group Reporting
   [X] Form Filed by One Reporting Person
   [ ] Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially owned

1. Title of       2. Trans-   3. Trans-   4. Securities aquired (A)    5. Amount of    6. Owner-  7. Nature of Indirect
   Security          action      action      or Disposed of (D)           Securities      Ship       Beneficial Ownership
   (Instr. 3)        Date        Code        (Instr. 3, 4 and 5)          Beneficially    Form:      (Instr. 4)
                                 (Instr.                                  Owned at        Direct
                     (Month/     8)                       (A)             End of Month    (D) or
                      Day/                                or              (Instr. 3       Indirect
                      Year)      Code  V  Amount          (D) Price       and 4)          (I)
Common Stock                                                                 89,314        D

Common Stock                                                              1,814,488        I         By Crestwood Communications

Common Stock                                                              1,090.804        I         By Dividend Reinvestment Plan

Common Stock                                                                178,723        I         By Simmons Family Foundation(a)

Common Stock                                                                 83,982        I         By V & LE Simmons Foundation(a)

Common Stock                                                                  5,600        I         Custodian for Minor Children(a)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially owned
              (e.g., puts, calls, warrants, options, convertable securities)

1.                   2.       3.     4.      5.              6.          7.                    8.      9.          10.    11.
Title of             Con-     Trans- Trans-  Number of       Date exer-  Title and Amount      Price   Number      Owner- Nature
Derivative           version  action action  Derivative      cisable and of Underlying         of      of          Ship   of
Security             or       Date   Code    Securities      Expiration  Securities            Deriv-  Deriv-      Form   Indirect
(Instr. 3)           Exercise        (Instr. Acquired (A)    Date        (Instr. 3 and 4)      ative   ative       of     Bene-
                     Price of        8)      or Disposed     (Month/                           Secu-   Secu-       Deriv- ficial
                     Deriv-                  of (D)          Day/Year)                         rity    rities      ative  Owner-
                     ative                   (Instr. 3,                                        (Instr. Bene-       Secu-  ship
                     Security                4 and 5)                                          5)      fically     rity:  (Instr.
                                                                                                       Owned       Direct 4)
                                                                                                       at end      (D) or
                                                                                       Amount          of          Indi-
                             (Month/  C                      Date  Expi-               or              Month       rect
                              Day/    O                      Exer- ra-                 Number          (Instr.     (I)
                              Year)   D                      cis-  tion                of              4)          (Instr.
                                      E   V  (A)      (D)    able  Date  Title         Shares                      4)

Phantom Stock                 04-25   A      72.8863                     Common Stock  72.8863 $48.02  7,945.5     D
                              -2003                                                                    691
                     (b)                                     (c)   (c)

Stock Option (right   $48.88  04-28   J        4,000         10-28 04-27 Common Stock     4,000        32,000      D
to buy)                       -2003                          -2003 -2013
                                                             (d)                               (d)

Explanation of responses:

          a. The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of Section 16 or for any other purpose.

          b. Each phantom stock unit represents one share of the company's Common Stock.

          c. Phantom stock units are paid out either as shares or cash upon the earlier of resignation, retirement or death.

          d. Option Granted under Zions Bancorporation non-employee director non-qualified stock option plan. Options vest 25% per year for 4 years.

Signature of Reporting Person:

         /s/Clark B. Hinckley
         --------------------------------------------------
         as Attorney In Fact for Laurence E. Simmons